Filed Pursuant to Rule 433

Registration Nos. 333-229037 & 333-229037-06

** PRICING DETAILS ** $1.29bn HART 2021-A (PRIME AUTO LOAN)

Jt Leads : Barclays (str), J.P. Morgan Securities, Mizuho Securities, MUFG Securities, and RBC Capital Markets

Co Managers: US Bancorp, BNY Mellon

Anticipated Capital Structure:

CL	SIZE ($MM)	WAL	S/F	SPREAD	YIELD	CPN	PRICE
A-1	257.000	0.23	A-1+/F1+	IntL + -5		0.12622%	$100.00000
A-2	421.100	1.01	AAA/AAA	EDSF + 3	0.240%	0.23%	$99.99000
A-3	421.100	2.25	AAA/AAA	IntS + 7	0.385%	0.38%	$99.98948
A-4	125.090	3.40	AAA/AAA	IntS + 9	0.629%	0.62%	$99.97253
B	23.780	3.87	AA+/AA	IntS + 45	1.096%	1.09%	$99.98672
C	39.620	4.04	AA-/A	IntS + 65	1.334%	1.33%	$99.99881

Transaction Details:

- Ticker : HART 2021-A	- ERISA : Yes
- Registration : SEC Registered	- Min Denominations : $1k x $1k
- Expected Ratings : S&P/Fitch	- First Payment : 05/17/21
- Expected Pxg : Priced	- B&D : Barc
- Expected Settle : 04/28/21

Available Materials:

- Preliminary Prospectus: Attached

- Ratings FWP : Attached

- Intex : bcghart_2021-a | Passcode: KAU3

- Deal Roadshow : www.dealroadshow.com | Passcode: HART21A

the issuer has filed a registration statement (including a prospectus) with the u.s. Securities and exchange commission (sec) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents that the issuer has filed with the sec, for more complete information about the issuer and this offering. You may get these documents for free by searching the sec online database (edgar) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays capital inc. By calling 1-888-603-5847.